LL OJ

SEC
Mail Processing
Section

17009089

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

409 Butler Road, Suite A
(No. and Street)

Kittanning	Pennsylvania	16201-4403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jason C. Knapp (724) 548-2501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

One PPG Place, Suite 1700	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason C. Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDS Securities, LLC, as of February 24, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Michael S. Knapp, Notary Public
East Franklin Twp., Armstrong County
My Commission Expires Jan. 3, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDS SECURITIES, LLC
(a wholly owned subsidiary of
MDS Associated Companies, Inc.)

Financial Statements and Report of
Independent Registered Public Accounting Firm
(with Supplemental Information)
For the year ended December 31, 2016

TABLE OF CONTENTS

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MDS Securities, LLC
Kittanning, Pennsylvania

We have audited the accompanying statement of financial condition of MDS Securities, LLC (Company), a wholly owned subsidiary of MDS Associated Companies, Inc., as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information, the Computation of Net Capital under Rule 15c3-3, the Computation for Determination of Reserve Requirements under SEC Rule 15c3-1 and the Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 5 to the financial statements, the Company has had significant related-party transactions with MDS 2016-Marcellus Shale Development, LP.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 24, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	271,457
Accounts Receivable		1,628
Accounts Receivable—Related Party		1,140,484
Prepaid Expenses		16,572
Total Assets	$	1,430,141
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	833,465
Accounts Payable—Related Party		1,699
Accrued Expenses		317,474
Total Liabilities		1,152,638
Member's Equity		
Paid-In Capital		2,847,500
Accumulated Deficit		(2,569,997)
Total Member's Equity		277,503
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,430,141

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Commissions	$ 2,310,703
Other Income	1,972
Total Revenue	2,312,675
EXPENSES	
Employee Compensation and Benefits	1,010,661
Commissions and Fees	1,713,233
Occupancy Expenses	10,864
Bank Charges	3,416
Professional Fees	114,001
Regulatory Fees	31,473
Taxes (Professional Privilege)	400
Telephone and Internet	10,723
Insurance	5,027
Other Expenses	34,364
Total Expenses	2,934,162
NET LOSS	$ (621,487)

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Additional Paid-In Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2015	$ 2,247,500	$ (1,948,510)	$ 298,990
Capital Contributions	600,000	-	600,000
Net Loss	-	(621,487)	(621,487)
Balance at December 31, 2016	$ 2,847,500	$ (2,569,997)	$ 277,503

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES	
Net Loss	$ (621,487)
Change in Assets and Liabilities	
Accounts Receivable	(752,458)
Prepaid Expenses	15,540
Accounts Payable	233,321
Accrued Expenses	97,153
Net Cash Used in Operating Activities	(1,027,931)
FINANCING ACTIVITIES	
Capital Contributions from Member	600,000
Net Decrease in Cash	(427,931)
Cash at Beginning of Year	699,388
Cash at End of Year	$ 271,457

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

MDS Securities, LLC, (Company) is headquartered in Kittanning, PA and is a wholly owned subsidiary of MDS Associated Companies, Inc. (sole Member) organized under the laws of the Commonwealth of Pennsylvania on August 25, 2011. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling group, which consists of securities broker dealers, and address regulatory and compliance matters. The Company does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Standards Accounting Board (FASB) Accounting Standards Codification (Codification).

Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company sells direct participation program interests in limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The partnerships, or managing general partner of the issuing partnerships, pay the commissions directly to the Company.

Cash

The Company holds all of its cash at one bank. Cash in each bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced losses in any such accounts to date and mitigates its exposure to credit loss by placing its cash with high quality financial institutions. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. Decisions to charge-off receivables are based on management's judgement after consideration of facts and circumstances surrounding potential uncollectible accounts. Based on management's analysis, no allowance for doubtful accounts was deemed necessary as of December 31, 2016, however that estimate could change in future periods. During 2016 the Company wrote off $22,000 as bad debt expense which is reflected in the statement of operations.

Accounts Payable

Current accounts payable at December 31, 2016 are $835,164 of which $1,699 are due to affiliates. The Company makes disbursements per the terms of the invoices received from the vendors, to mitigate any finance charges that could be associated. As of December 31, 2016 there have been no finance charges recorded for any accounts payable.

Income Taxes

The Company is a single-member limited liability company and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its Member on its respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in "Taxes" in the Statement of Operations. For the year ended December 31, 2016, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Member are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2013 remain open.

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product via a signed contract or offering document. The Company records revenues on a gross basis and expenses any associated fees, such as internal commission, financial advisors commission and broker dealer fees.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Company measures assets and liabilities at fair value in accordance with the Codification topic, Fair Value Measurement and Disclosures. This topic defines fair value, establishes a framework for its measurement and requires disclosures regarding the Company's fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximated fair value as of December 31, 2016, due to the short term nature of these financial instruments.

Subsequent Events

Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 15, 2017, the date on which the financial statements were available to be issued.

Recent Accounting Pronouncements

In August 2014, FASB issued ASU No. 2014-15 Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. (ASU No. 2014-15) ASU 2014-15 is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual reporting periods beginning after December 15, 2016, with early application permitted. The Company is currently evaluating the impact of ASU 2014-15 and is unable to estimate the impact that it will have on its footnote disclosures, results of operations, financial position or cash flows.

In May 2014, Financial Accounting Standards Board (FASB) issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which is the result of a joint project of FASB and the International Accounting Standards Board (IASB) to clarify the principles for recognizing revenue and to develop a common revenue standard for use in the U.S. and internationally. ASU 2014-09 supersedes the revenue recognition requirements in Topic 605 of FASB's Accounting Standards Codification (Codification) and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 enhances comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, reduces the number of requirements an entity must consider for recognizing revenue, and requires improved disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. In August 2015, the FASB issued ASU 2015-14, a deferral on the implementation date, and this guidance is effective for annual reporting periods beginning after December 15, 2018. ASU 2014-09 requires either retrospective application by restating each prior period presented in the financial statements, or retrospective application by recording the cumulative effect on prior reporting periods to beginning retained earnings in the year that the standard becomes effective. The Company is currently assessing the impact that ASU 2014-09 will have on its financial statements and related disclosures.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $220,635, which was $143,792 in excess of its required net capital of $76,843. The Company's aggregate indebtedness ratio was 5.22 to 1.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Company employees may participate in the 401(k) plan offered by the Sole Member. Employees may elect to defer a portion of their salaries under that plan. Employer matching is fully discretionary. For the year ended December 31, 2016, employer contribution expense related the 401(k) plan was $12,441 and is included in "Employee Compensation and Benefits" in the accompanying Statement of Operations.

NOTE 5 – RELATED PARTIES

Related Parties

On occasion, the Company receives advances from the sole Member. The outstanding advances do not bear interest and have no fixed repayment terms. At December 31, 2016, the Company had no outstanding advances from the sole Member or its affiliates.

Substantially all of the Company's income is derived from the commissions on the sale of partnership units sponsored by an affiliate of the sole Member. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The two programs offered during 2016 were MDS 2016-Marcellus Shale Dev, LP and MDS Energy Partners, LP. These programs were underwritten on a "best efforts" basis. During the year ended December 31, 2016, the Company earned commissions of $2,310,702 under these agreements of which $1,140,484 was receivable at December 31, 2016.

Some employees of the Company are also employees of the sole Member or its affiliates. The wages and benefits of these shared employees are paid by the Company. A portion of the shared employees' wages and benefits are allocated based on time then collected from the sole Member or its affiliates as an accounts receivable. For the year ended December 31, 2016, no wages and benefits were allocated to or collected from the sole Member or its affiliates.

As of December 31, 2016 the Company owed to affiliates $1,699 for expenses that affiliates paid on behalf of the Company. These costs include workers compensation insurance and a refund of prepaid sales commission related to the MDS 2016-Marcellus Shale Dev, LP.

SUPPLEMENTAL INFORMATION

SCHEDULE I

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total Member's Equity	$	277,503
Deductions and/or Charges		
Non-Allowable Assets		
Accounts Receivable		(40,296)
Prepaid Expenses		(16,572)
Total Non-Allowable Assets	$	(56,868)
Tentative Net Capital		220,635
Net Capital	$	220,635
Total Aggregate Indebtedness	$	1,152,638
-Accounts Payable		833,465
-Accounts Payable - Related Parties		1,699
-Accrued Expenses		317,474

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6 2/3% of Aggregate Indebtedness or	$	76,843
Excess Net Capital		143,792
Excess Net Capital at 1,000%	$	105,371
Ratio of Aggregate Indebtedness to Net Capital		5.22 to 1
Reconciliation with Company's Computation (included in Part II of form X-17A-5 As December 31, 2016)		
Net Capital Reported in Company's Part II (unaudited)		
Focus Report	$	220,635
Audit Adjustments		
Net Capital per Above	$	220,635

SCHEDULE II

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2016

The Company is a broker-dealer exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore, no deposit was required.

SCHEDULE III

MDS SECURITIES, LLC
(a wholly owned subsidiary of MDS Associated Companies, Inc.)

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2016

This Company is exempt from this requirement under SEC Rule 15c-3-3(k)(2)(i).

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MDS Securities, LLC
Kittanning, Pennsylvania

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) MDS Securities, LLC (Company), a wholly owned subsidiary of MDS Associated Companies, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 24, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

MDS Securities, LLC

A registered securities broker/dealer. Member FINRA/SIPC.
409 Butler Road, Suite A
Kittanning, PA 16201-4403
Phone: (724) 548-2501 Fax: (724) 548-2330 Website: www.mdssecurities.com
Author's Email: jason.knapp@mdssecurities.com

Notice of Broker-Dealer Annual Exemption

MDS Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

MDS Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

The above information is provided to the best knowledge and belief of MDS Securities, LLC.

If you have any questions, please fee free to contact the undersigned.

Very truly yours,

MDS SECURITIES, LLC

Jason C. Knapp
President, Chief Executive Officer

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
MDS Securities, LLC
Kittanning, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by MDS Securities, LLC (Company), a wholly owned subsidiary of MDS Associated Companies, Inc., and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 24, 2017

MDS
SECURITIES
Limited Liability Company

MDS Securities, LLC

A registered securities broker/dealer. Member FINRA/SIPC.
409 Butler Road, Suite A
Kittanning, PA 16201-4403
Phone: (724) 548-2501 Fax: (724) 548-2330 Website: www.mdssecurities.com
Author's Email: jason.knapp@mdssecurities.com

Notice of Broker-Dealer Annual Exemption

MDS Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

MDS Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

The above information is provided to the best knowledge and belief of MDS Securities, LLC.

If you have any questions, please fee free to contact the undersigned.

Very truly yours,

MDS SECURITIES, LLC

Jason C. Knapp
President, Chief Executive Officer

MDS Securities, LLC (the "Firm") is a securities broker-dealer registered with the U.S. Securities and Exchange Commission (File No. 8-68997) and various U.S. state securities administrators, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA Firm CRD No. 159555) and the Securities Investor Protection Corporation (SIPC). The Firm distributes natural gas focused direct participation programs (DPPs) sponsored by MDS Energy Development, LLC, both companies of which are affiliates wholly-owned by and under the common control of MDS Associated Companies, Inc.

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
MDS Securities, LLC
Kittanning, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by MDS Securities, LLC (Company), a wholly owned subsidiary of MDS Associated Companies, Inc., and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 24, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68997 FINRA DEC
MDS SECURITIES LLC
409 BUTLER RD STE A
KITTANNING PA 16201-4403

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Stangert 724-935-6787

2. A. General Assessment (item 2e from page 2)		$1,499
B. Less payment made with SIPC-6 filed (exclude interest) 8/3/2016 Date Paid		(13)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,486
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$1,486
G. PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ Total (must be same as F above)	$1,486	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MDS Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31st day of January, 20 17.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,312,673
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,713,233
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,713,233
2d. SIPC Net Operating Revenues	$599,440
2e. General Assessment @ .0025	$1,499

(to page 1, line 2.A.)